Exhibit 12.1
Central Vermont Public Service Corporation
Computation of Ratio of Earnings to Fixed Charges
For the Years Ended December 31
(dollars in thousands)

	2011	2010	2009	2008	2007
Earnings, as defined by S-K 503(d):
Pre-tax income from continuing operations	$9,515	$35,616	$31,423	$27,125	$22,553
Plus: distributed income	19,385	14,235	10,695	10,694	4,894
Less: equity in earnings	(27,733)	(21,098)	(17,472)	(16,264)	(6,430)
Less: interest capitalized	(60)	(75)	(65)	(105)	(150)
Less: preference security dividends, as defined	(614)	(626)	(558)	(613)	(525)
Plus: fixed charges, as below	14,968	12,949	12,870	13,331	10,371
Total Earnings, as defined	$15,461	$41,001	$36,893	$34,168	$30,713

Fixed charges, as defined:
Interest on debt	$13,774	$11,621	$11,715	$11,648	$8,490
Interest on uncertain tax positions	10	0	(127)	39	51
Imputed interest in rental charges	570	702	724	1,031	1,305
Preferred dividends, as defined	614	626	558	613	525
Total fixed charges, as defined	$14,968	$12,949	$12,870	$13,331	$10,371

Ratio of Earnings to Fixed Charges	1.03	3.17	2.87	2.56	2.96